Exhibit 4.16

LAM RESEARCH CORPORATION

ELECTIVE DEFERRED COMPENSATION PLAN

Amended and Restated

Effective January 1, 2003

i

4.3.	Crediting of Investment Return	8
	(a) Variable Return Subaccount	9
	(b) Fixed Return Subaccount	9
4.4.	Determination of Accounts	10
4.5.	Vesting of Accounts	11
4.6.	Statement of Accounts	11
Section 5.	Benefits	11
5.1.	Form of Retirement Benefit Payment	11
	(a) Lump Sum	11
	(b) Installment Payments	11
	(c) Deferred Payments	12
	(d) Payments After a Change in Control	12
5.2.	Form of Benefit Payment Upon Termination of Employment	12
5.3.	Survivor Benefits	13
	(a) Survivor Benefits	13
	(b) Amount of Survivor Benefits	14
	(c) Investment Return	14
	(d) Designation of Beneficiary to Receive Survivor Benefit Payments	14
5.4.	In Service Distributions	15
	(a) Timing of Election	15
	(b) Amount of Withdrawal	15
	(c) Timing and Form of In Service Distribution	16
	(d) Prior Early Distribution Elections	16
5.5.	Hardship Distributions	17
5.6.	Disability	18
5.7.	Unscheduled Withdrawals	19
5.8.	Small Benefit	20
5.9.	Settlement and Valuation Dates	20
5.10.	Augmentation Benefit	20
5.11.	Withholding and Payroll Taxes	21
5.12.	Recipients of Payments	21
5.13.	No Other Benefits	21
Section 6.	Conditions Related to Benefits	21
6.1.	Administration of Plan	21
6.2.	No Right to Assets	22
6.3.	No Employment Rights	22
6.4.	Right to Terminate or Amend Plan	22
6.5.	Eligibility	23
6.6.	Offset	23
6.7.	Arbitration	24
Section 7.	Miscellaneous	24
7.1.	Nonassignability	24
7.2.	Gender and Number	25

ii

7.3.	Notice	25
7.4.	Validity	25
7.5.	Applicable Law	25
7.6.	Successors in Interest	25
7.7.	No Representation on Tax Matters	25

iii

LAM RESEARCH CORPORATION

ELECTIVE DEFERRED COMPENSATION PLAN

Amended and Restated

Effective January l, 2003

Section 1. Statement of Purpose

The Lam Research Corporation Elective Deferred Compensation Plan (the “Plan”), which is sometimes also identified in election forms and beneficiary designation forms as the Executive Deferral Plan or the Executive Deferred Compensation Plan, has been adopted by Lam Research Corporation (“Company”) to attract, retain, motivate and provide financial security to highly compensated or management employees (the “Participants”) who render services to the Company and its Subsidiaries. The Company hereby declares that its intention is to create an unfunded Plan primarily for the purpose of providing a select group of management or highly compensated employees of the Company and its Subsidiaries with deferred compensation in accordance with their individual elections. It is also the intention of the Company that the Plan be an “employee pension benefit plan” as defined in Section 3(2) of Title I of the Employee Retirement Income Security Act of 1974 (“ERISA”) and that the Plan be the type of plan described in Sections 201(2), 301(3) and 401(a)(1) of Title I of ERISA. The Company is the “named fiduciary” of the Plan for purposes of Section 402(a)(2) of ERISA.

This amended and restated Plan amends and restates the Plan which was originally effective on February 1, 1994 and is effective as of January 1, 2003.

Section 2. Definitions

2.1. Account. “Account” means the record-keeping device used by the Company to measure and determine the amounts to be paid to a Participant or his Beneficiary under the Plan.

2.2. Beneficiary. “Beneficiary” means the beneficiary designated or deemed designated by a Participant pursuant to Section 5.3(d).

2.3. Board. “Board” means the Board of Directors of the Company.

2.4. Change in Control. “Change in Control” means a change in control with respect to the Company of a nature that would be required to be reported in response to Item 6(e) of Schedule 14A of Regulation 14A promulgated under the Securities Exchange Act of 1934, as amended (the “Act”) or any successor thereto; provided that, without limitation, such a change in control shall be deemed to have occurred if (i) any “person” (as such term is used in Sections 13 (d) and 14 (d) of the Act), other than a trustee or other fiduciary holding securities under an employee benefit plan of the Company, is or becomes the “beneficial owner” (as defined in Rule 13d-3 under the Act), directly or indirectly, of voting securities of the Company representing forty percent (40%) or more of the combined voting power of the Company’s then outstanding Voting Securities; or (ii) the stockholders of the Company approve a merger or consolidation of the Company with any other corporation, other than a merger or consolidation which would result in the Voting Securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into Voting Securities of the surviving entity) at least 50% of the total voting power represented by the Voting Securities of the Company or such surviving entity outstanding immediately after such merger or consolidation, or the stockholders of the Company approve a plan of complete liquidation of the Company or an agreement for the sale or disposition by the Company (in one transaction or a series of transactions) of all or substantially all of the Company’s assets. As used herein, “Voting Securities” shall mean any securities which vote generally in the election of directors.

2.5. Committee. “Committee” means the Deferred Compensation Plan Committee established by the Board.

2.6. Declared Rate. “Declared Rate” means with respect to any Plan Year an effective annual yield equal to one hundred percent (100%) of the 120-month rolling average stated rate of ten-year United States Treasury Notes as of August 31st of the preceding Plan Year.

2.7. Deferral Commitment. “Deferral Commitment” means a deferral commitment made by a Participant pursuant to Section 3 for which a Participation Agreement has been submitted by the Participant to the Company.

2.8. Deferral Period. “Deferral Period” means a period over which a Participant elects to defer base salary or bonus, as set forth in the Participation Agreement.

2.9. Disability. “Disability” means any Termination of Employment during the life of a Participant and prior to Retirement by reason of a Participant’s total and permanent disability, as determined by the Committee in its sole and absolute discretion. A Participant who applies and qualifies for disability benefits under any long-term disability plan or policy provided by the Company or a Subsidiary (“LTD Plan”) shall qualify for Disability under this Plan. A Participant who fails to qualify for disability benefits under a LTD Plan (whether or not the Participant makes application for disability benefits thereunder) shall not be deemed to be totally and permanently disabled under this Plan, unless the Committee otherwise determines, based upon the opinion of a qualified physician or medical clinic selected by the Committee, that a condition of total and permanent disability exists.

2.10. Employee. “Employee” means any person who regularly performs Services on a full-time basis for the Company or a Subsidiary as a common law employee thereof, and who receives a salary plus employee benefits normally made available to persons of similar status.

2.11. Employment or Service. “Employment” or “Service” means any continuous period of employment during which an Employee is actively engaged in performing services for the Company and its Subsidiaries plus the term of any leave of absence approved by the Committee.

2.12. Financial Hardship. “Financial Hardship” means an immediate and substantial financial need of the Participant or Beneficiary, determined by the Committee on the basis of written information supplied by the Participant or Beneficiary in accordance with such standards as are, from time to time, established by the Committee.

2.13. In Service Distribution. “In Service Distribution” means a distribution prior to Termination of Employment pursuant to Section 5.4.

2.14. Participant. “Participant” means any Vice President, Director or other Employee selected by the Committee, in its sole and absolute discretion, who enters into an agreement to participate in this Plan.

2.15. Participation Agreement. “Participation Agreement” means the deferral election form submitted by a Participant to the Company with respect to a Deferral Commitment.

2.16. Plan Year. “Plan Year” means the calendar year.

2.17. Retirement. “Retirement” with respect to the Plan means any Termination of Employment during the life of a Participant on or after the date on which the sum of the Participant’s age and Years of Service equals 60 or more (if earlier, the date on which a Participant in the Plan before January 1, 2003 attains age 50 and completes at least 7 Years of Service (4 Years of Service if the Participant attained age 50 before participating in the Plan)).

2.18. Retirement Rate. “Retirement Rate” means with respect to any Plan Year one hundred fifteen percent (115%) of the Declared Rate for that Plan Year, or such higher rate as may be approved by the Committee.

2.19. Subsidiary. A “Subsidiary” of the Company is any corporation, partnership, venture or other entity in which the Company owns at least 50% of the capital stock or otherwise has a controlling interest as determined by the Board, in its sole and absolute discretion.

2.20. Termination of Employment. “Termination of Employment” means the ceasing of the Participant’s Employment for any reason whatsoever, whether voluntarily or involuntarily.

2.21. Year. A “Year” is a period of twelve consecutive calendar months.

2.22. Year of Service. “Year of Service” means each complete year of continuous Service as an Employee of the Company and its Subsidiaries beginning with the date of Employment with the Company and its Subsidiaries. Years of Service shall be deemed to have begun as of the first day of the calendar month of Employment and to have ceased on the last day of the calendar month of Employment.

Section 3. Participation and Deferral Commitments

3.1. Eligibility and Participation.

(a) Eligibility. Eligibility to make a Deferral Commitment shall be limited to Vice Presidents and above, Directors and other executives of the Company or its Subsidiaries who are selected by the Committee.

(b) Participation. An eligible individual may elect to participate in the Plan by submitting a Participation Agreement to the Company prior to such date preceding the Deferral Period as the Company may determine.

3.2. Basic Forms of Deferral; Minimum Deferral. A Participant may elect in a Participation Agreement to defer salary, bonus or commissions, as follows:

(a) Salary. A Participant may elect to defer a portion of base salary for the Deferral Period. The amount to be deferred shall be stated as a specified dollar amount or whole number percentage of base salary, but not to exceed 100% of base salary.

(b) Bonus or Commissions. A Participant may elect to defer bonus or commission amounts to be paid by the Company for Services during the Deferral Period. The amount to be deferred shall be stated as either (i) a whole number percentage o£ such bonus or commission or (ii) a whole number percentage of such bonus or commission above a specified dollar amount.

3.3. Limitations on Deferrals. The following limitations on deferrals shall apply:

(a) Minimum Deferrals. The minimum combined annual deferrals of salary and bonus shall be $5,000 per year.

(b) Maximum Deferrals. A Participant may not defer more than one hundred percent (100%) of the salary and one hundred percent (100%) of the bonus or commissions paid in any Plan Year.

(c) Waiver; Committee Discretion. The Committee may further limit the minimum or maximum amount deferred by any Participant or group of Participants, or waive the foregoing minimum and maximum limits for any Participant or group of Participants, for any reason.

3.4. Modification of Deferral Commitments. Unless otherwise determined by the Committee, Deferral Commitments shall be irrevocable during any Plan Year, except that the Committee may permit a Participant to reduce the amount to be deferred, or waive the remainder of the Deferral Commitment, upon a finding that the Participant has suffered a Financial Hardship.

Section 4. Deferred Compensation Accounts

4.1. Accounts. For record-keeping purposes only, an Account shall be maintained for each Participant.

4.2. Deferred Compensation. A Participant’s deferred compensation shall be credited to the Participant’s Account as of the date when the corresponding non-deferred portion of the compensation is paid or would have been paid but for the Deferral Commitment. Any withholding of taxes or other amounts with respect to deferred compensation that is required by federal, state or local law shall be withheld from the Participant’s nondeferred compensation to the maximum extent possible with any excess being withheld from the Participant’s Deferral Commitment or Account. A Participant who elects to defer 100% of salary, bonus and/or commissions may choose to cover payment of withholding taxes or other amounts by making payments to the Company by check in lieu of having amounts withheld from deferrals.

4.3. Crediting of Investment Return. A Participant’s Account shall consist of a fixed return subaccount and a variable return subaccount. All amounts credited to a Participant’s Account shall be credited to the fixed return subaccount except that such amounts shall be credited to the variable return subaccount to the extent they are deemed invested at the Participant’s direction in such variable return investment vehicles as the Committee makes available in accordance with such procedures as the Committee may establish from time to time.

(a) Variable Return Subaccount. A Participant’s variable return subaccount shall also be credited as of each valuation date with the deemed investment return since the immediately preceding valuation date based on the balance of the subaccount as of that earlier date. The deemed investment return shall be based on the increase or decrease in the total value of the investment vehicles in which the Participant’s variable return subaccount is deemed invested, determined as if any dividends payable with respect to such an investment vehicle are reinvested in that investment vehicle.

(b) Fixed Return Subaccount. A Participant’s fixed return subaccount shall also be credited monthly with interest based on the rates specified below, compounded annually. Interest shall be credited as of each valuation date from the dates when amounts are credited to the fixed return subaccount based on the balance of the subaccount.

(i) Interest Rate During Employment. During a Participant’s Employment, the Participant’s fixed return subaccount shall be credited with interest on a monthly basis during each Plan Year at the Declared Rate which is applicable for that Plan Year.

(ii) Interest Rate After Retirement. Following Retirement, the Participant’s fixed return subaccount shall be credited with interest on a monthly basis during each Plan Year at the Retirement Rate which is applicable for that Plan Year.

(iii) Interest Rate After Termination of Employment. After the end of the calendar quarter following Termination of Employment for reasons other than

Retirement, death or Disability, the Participant’s fixed return subaccount shall be credited with interest on a monthly basis during each Plan Year at 80% of the Declared Rate which is applicable for that Plan Year.

(iv) Interest Rate After Participant’s Death. Following a Participant’s death, the Participant’s fixed return subaccount shall be credited with interest on a monthly basis during each Plan Year at the Retirement Rate, Declared Rate or 80% of the Declared Rate which is applicable for that Plan Year, depending on whether the subaccount was entitled to be credited with the Retirement Rate, Declared Rate or 80% of the Declared Rate immediately prior to the Participant’s death.

(v) Interest Rate for Active Participants After a Change in Control. Notwithstanding any other provision of the Plan to the contrary, if a Change in Control occurs during a Participant’s Employment, the remaining balance in the Participant’s fixed return subaccount shall be retroactively credited with interest at the Retirement Rate, instead of the Declared Rate for each Plan Year, and shall also be credited with the Retirement Rate for each Plan Year following the Change in Control.

4.4. Determination of Accounts. A Participant’s Account as of each valuation date shall consist of the balance of each of the Participant’s subaccounts constituting the Account as of the immediately preceding valuation date, plus the Participant’s deferred compensation, investment return and reallocations from the Participant’s other subaccount which are credited to such subaccount and minus any distributions or reallocations made from such subaccount since the immediately preceding valuation date.

4.5. Vesting of Accounts. Each Participant shall be one hundred percent (100%) vested at all times in the amounts credited to such Participant’s Account, subject to the provisions stated in Sections 2.17, 2.18 and 4.3.

4.6. Statement of Accounts. The Company shall submit to each Participant annual or more frequent statements setting forth the Account balances maintained for the Participant.

Section 5. Benefits

5.1. Form of Retirement Benefit Payment. Retirement benefits payable following Retirement will be paid in accordance with the form elected by the Participant on an election form prescribed by the Company for designation of form of payment. A Participant may change his election of the form of payment of his retirement benefits without penalty at any time not later than 12 months prior to his Retirement. Any change within 12 months prior to Retirement will be subject to the same penalty which applies under Section 5.7. Otherwise, a Participant’s election as expressly provided in the Plan. The available forms of payment after Retirement are as follows:

(a) Lump Sum. A lump sum payment after Retirement.

(b) Installment Payments. Annual installment payments in substantially equal payments over a payment period of 2 to 20 years, as elected by the Participant. The amount of the annual installments shall be redetermined effective as of January 1 of each year based on the remaining Account balance and the remaining number of installment payments. If no election is made, retirement benefits will be paid in annual installments over 15 years.

(c) Deferred Payments. A Participant may elect, in the election form for designation of form of payment, to have the lump sum or installment payments which are payable following Retirement commence in January of the year following Retirement or in January of any year not more than 20 years following Retirement (but not later than age 70).

(d) Payments After a Change in Control. Notwithstanding any other provision of the Plan to the contrary, if a Change in Control occurs during a Participant’s Employment, a Participant may elect any of the forms of payments which are available under this Section 5.1, whether or not the Participant is eligible for Retirement, and may elect to have such benefits commence at any time following Termination of Employment (but not later than age 70). Such election must be made at any time prior to the Change in Control or otherwise not later than 12 months prior to the Participant’s Retirement or Termination of Employment.

5.2. Form of Benefit Payment Upon Termination of Employment. Termination benefits payable upon a Participant’s Termination of Employment before Retirement for reasons other than Disability or death shall be paid in a lump sum or up to three equal annual installments, at the Committee’s discretion, following Termination of Employment. Amounts will continue to be credited on unpaid Account balances following such Termination of Employment; provided, however, that interest will be credited on unpaid fixed return subaccount balances at 80% of the Declared Rate which is applicable for each Plan Year.

A Participant who has more than 5 years of participation in the Plan may elect not later than 12 months prior to his Termination of Employment to have termination benefits paid in installment payments over 5 years, rather than in a lump sum. If the Participant does not make a timely election to receive installment payments, termination benefits will be paid in a lump sum.

A Participant may elect not later than 12 months prior to his Termination of Employment to receive or commence receiving termination benefits either (a) within 30 days after the end of the calendar quarter in which Termination of Employment occurs or (b) in January following Termination of Employment. If the Participant does not make a timely election, termination benefits will be paid or commence within 30 days after the end of the calendar quarter in which Termination of Employment occurs.

5.3. Survivor Benefits

(a) Survivor Benefits. If a Participant dies before commencement of payment of benefits with respect to his Account, the Company will pay survivor benefits to the Participant’s Beneficiary in accordance with the method of payment which the Participant had elected for payment of his survivor benefits for the Account. Payments will commence upon the Participant’s death, irrespective of when retirement benefits would have commenced if the Participant had survived. The available forms of payment of survivor benefits are (a) a lump sum or (b) annual installment payments in substantially equal payments over a payment period of 2 to 10 years, as elected by the Participant. However, irrespective of the Participant’s election, the survivor benefit for an Account balance of less than $50,000 will be paid in a lump sum.

If a Participant dies after the commencement of payment of benefits with respect to his Account, the Company will pay to the Participant’s Beneficiary the remaining installments of any such benefit that would have been paid to the Participant had the Participant survived.

(b) Amount of Survivor Benefits. The survivor benefit will normally be the Account balance. However, if a Participant dies during Employment and prior to completing a Deferral Commitment which commenced before 1999, and the Participant has not previously received a distribution or withdrawal with respect to such Deferral Commitment, the survivor benefit for such Deferred Commitment will be the projected Deferral Commitment, as determined by the Committee. An appropriate adjustment, as determined by the Committee, will be made in the amount of the survivor benefit if the Participant has received a distribution or withdrawal with respect to such Deferral Commitment.

(c) Investment Return. After a Participant’s death, the investment return shall be credited for each Plan Year (or portion thereof after the Participant’s death) to the fixed return subaccount component of the Participant’s Account in accordance with the provisions of Section 4.3(iv) or to the variable return subaccount component of the Participant’s Account in accordance with the general provisions of Section 4.3, as applicable.

(d) Designation of Beneficiary to Receive Survivor Benefit Payments. A Participant shall have the right to designate a Beneficiary or Beneficiaries to receive payments which may become due under this Plan following his death. Such designation shall be made on a form prescribed by and delivered to the Company. The Participant shall have the right to change or revoke any such designation from time to time by filing a new designation or notice of revocation with the Company, and no notice to any Beneficiary nor consent by any Beneficiary shall be required to effect any such change or revocation. If a Participant should fail to designate a Beneficiary before his demise, or if no designated Beneficiary survives the Participant, the Participant’s estate shall be deemed his Beneficiary and the Company shall make any payments which become due under this Plan following the Participant’s death to the executor or administrator for his estate. After the Participant’s death, the Beneficiary may direct the deemed investments of the Participant’s variable return subaccount or the transfer of all or part of the balance of such subaccount to the Participant’s fixed return subaccount in accordance with such procedures as the Committee may establish from time to time.

5.4. In Service Distributions. A Participant may elect to receive up to 3 in service distributions from his Account at any time prior to Termination of Employment (“In Service Distribution”) subject to the following restrictions:

(a) Timing of Election. The election to take an In Service Distribution from an Account must be made at the time of making the initial Deferral Commitment for such In Service Distribution.

(b) Amount of Withdrawal. The amount which a Participant can elect to receive as an In Service Distribution with respect to an Account must be a whole number percentage or specified dollar amount up to one hundred percent (100%) of the

Participant’s Account balance. The entire Account balance will be distributed in a lump sum if the remaining Account balance is less than $5,000.

(c) Timing and Form of In Service Distribution. The In Service Distribution shall be paid in a single lump sum or 2 to 4 annual installments, commencing at the time elected by the Participant in the election form in which the In Service Distribution option is elected. In no event shall an In Service Distribution be made prior to the third year following the start of the Deferral Period for such In Service Distribution election.

(d) Prior Early Distribution Elections. All prior “Early Distribution” elections which were made under the Plan prior to December 31, 1998 shall be converted to an In Service Distribution election as of January 1, 1999, based on the applicable dollar amount or percentage of the Participant’s Account balance as of that date. Such In Service Distribution shall be paid according to the Participant’s original election of an “Early Distribution,” but otherwise shall be subject to the provisions of this Section 5.4.

If a Participant who has elected an In Service Distribution has a Termination of Employment prior to the In Service Distribution date elected by the Participant, the Participant’s election to receive an in Service Distribution will be disregarded and shall be void. In such event, the Participant’s Account will be paid out as follows:

(a) Retirement. If Termination of Employment is due to Retirement, the Participant’s Account will be paid out in accordance with the Participant’s election for payment of retirement benefits for the Account or, if no retirement benefit election was made for the Account, in a lump sum.

(b) Termination of Employment Before Retirement. If Termination of Employment occurs prior to Retirement for reasons other than death or Disability, the Participant’s Account will be paid out in accordance with Section 5.2.

(c) Death. If Termination of Employment is due to death of the Participant, the Company will pay survivor benefits to the Participant’s beneficiary pursuant to Section 5.3 in accordance with the method of payment which the Participant had elected for payment of his survivor benefits for the Account.

(d) Disability. If Termination of Employment is due to Disability of the Participant, the Participant’s Account will be paid out in accordance with Section 5.6.

If a Participant has a Termination of Employment after the commencement of payment of In Service Distribution benefits with respect to his Account, the Company will pay to the Participant (or the Participant’s Beneficiary in the event of the Participant’s death) the remaining installments of the In Service Distribution benefits for the Account at the same time as such payments would have been made to the Participant if the Participant had not had a Termination of Employment.

5.5. Hardship Distributions. Upon finding that a Participant or Beneficiary has suffered a Financial Hardship, the Committee may, in its sole discretion, make distributions from an Account prior to the time specified for payment of benefits under the Plan. The amount of such distributions shall be limited to the amount reasonably necessary to meet the Participant’s or Beneficiary’s requirements during the Financial

Hardship. Applications for hardship distributions and determinations thereon by the Board shall be in writing, and a Participant or Beneficiary may be required to furnish written proof of the Financial Hardship.

5.6. Disability. If a Participant suffers a Disability, the Participant’s Deferral Commitments will cease except for any salary, bonuses or commissions which may be payable thereafter. Sick pay may not be deferred. Years of Service will not be credited following a Participant’s Disability. The fixed return subaccount component of the Participant’s Account shall continue to be credited with interest at the Declared Rate or the Retirement Rate after the Participant’s Disability depending on whether the subaccount was entitled to be credited with the Declared Rate or the Retirement Rate immediately prior to the Participant’s Disability.

The Participant’s Account for which benefit payments have not yet commenced will be paid out commencing when the Participant attains age 50 in accordance with the method of payment which the Participant has elected for payment of retirement benefits with respect to the Account or, if no retirement benefit election was made for the Account, in a lump sum. The Participant’s Account for which In Service Distribution benefits have commenced will continue to be paid in accordance with Section 5.4.

If a Participant dies prior to completion of payment of benefits with respect to an Account, the Company will pay survivor benefits to the Participant’s Beneficiary in accordance with Section 5.3.

A Participant who suffers a Disability may request payment of benefits as a hardship distribution in accordance with Section 5.5.

Notwithstanding the foregoing, any distribution may be delayed if the Committee determines that such distribution would result in a reduction of any disability benefits payable to the Participant under disability plans sponsored by the Company.

5.7. Unscheduled Withdrawals. Notwithstanding any other provisions of the Plan, a Participant or a Beneficiary of a deceased Participant may elect at any time to receive an immediate lump sum payment of the balance of his Account, reduced by a penalty, which shall be forfeited to the Company, equal to ten percent (10%) (or six percent (6%) within two years after a Change in Control) of the balance of such Account, in lieu of payments in accordance with the form previously elected by the Participant. However, the penalty shall not apply if the Committee determines, based on advice of counsel or a final determination by the Internal Revenue Service or any court of competent jurisdiction, that by reason of the foregoing provision the Participant has recognized or will recognize gross income for federal income tax purposes under this Plan in advance of payment to him of Plan benefits.

Whenever a Participant receives a lump sum payment under this Section 5.7, the Participant will be deemed to elect to discontinue all current deferrals under the Plan effective as of the date of the lump sum payment. The Participant will not be permitted to participate in the next enrollment period under the Plan and will be precluded from electing to make new deferrals under the Plan for a minimum period of one year following receipt of the lump sum payment.

5.8. Small Benefit. Notwithstanding any election made by the Participant, the Company, in its sole discretion, may direct payment of any benefit for an Account in the form of a lump sum payment to the Participant or any Beneficiary, if the lump sum amount of the remaining Account balance which is payable to the Participant or Beneficiary is less than $25,000 for the Account.

5.9. Settlement and Valuation Dates. Lump sum payments or the commencement of installment payments will occur on a “Settlement Date” within 30 days after the end of the calendar quarter in which a Participant becomes entitled to receive benefits. The “Valuation Date” which will be used to value the Participant’s Account will be the last day of the preceding quarter before the “Settlement Date.” For example, a lump sum payment made at the end of January will be based on the Participant’s Account balance as of the preceding December 31.

5.10. Augmentation Benefit. For each Plan Year, the Company shall credit to the Participant’s account the amount by which the Company matching or discretionary contribution that would otherwise have been made by the Company under its 401(k) Plan for such Participant for the Plan Year is reduced by reason of the reduction in the Participant’s compensation for the Plan Year due to deferrals under this Plan. The Company’s contribution shall be credited to the Participant’s account as soon as administratively possible after the end of each Plan Year. A Participant’s interest in any augmentation benefit and earnings thereon shall vest at the same rate and at the same time as would have been the case had such contribution been made to the 401(k) Plan. Amounts shall be credited on an augmentation benefit at the same rate as other deferrals by the Participant in accordance with Section 4.3 at such times and in such manner as the Committee may determine.

Upon Retirement, Disability, death or other Termination of Employment, the Company shall pay to the Participant (or his Beneficiary in the event of the Participant’s death) an amount equal to the value of the Participants vested balance in his special augmentation account in one lump sum payment.

Participants who in any Plan Year are not entitled to receive a Company contribution under the 401(k) Plan will not be entitled to receive a Company contribution under this Plan to an augmentation account for such Plan Year.

5.11. Withholding and Payroll Taxes. The Company shall withhold from payments made hereunder any taxes required to be withheld by the Federal or any state or local government.

5.12. Recipients of Payments. All payments to be made by the Company under the Plan shall be made to the Participant during his lifetime. All subsequent payments under the Plan shall be made by the Company to the Participant’s Beneficiary.

5.13. No Other Benefits. The Company shall pay no benefits hereunder to the Participant or his Beneficiary by reason of Termination of Employment or otherwise, except as specifically provided herein.

Section 6. Conditions Related to Benefits

6.1. Administration of Plan. The Committee is authorized to administer the Plan and to interpret, construe and apply its provisions in accordance with its terms. The Committee may establish, adopt or revise such rules and regulations as it may deem necessary or advisable for the administration of the Plan. All decisions of the Committee shall be by vote or written consent of the majority of its members and shall be final and binding.

6.2. No Right to Assets. Neither a Participant nor any other person shall acquire by reason of the Plan any right in or title to any assets, funds or property of the Company or its Subsidiaries whatsoever, including, without limiting the generality of the foregoing, any specific funds or assets which the Company, in its sole discretion, may set aside in anticipation of a liability hereunder. A Participant shall have only an unsecured contractual right to the amounts, if any, payable hereunder.

6.3. No Employment Rights. Nothing herein shall constitute a contract of continuing employment or in any manner obligate the Company or its Subsidiaries to continue the Service of a Participant, or obligate a Participant to continue in the Service of the Company or its Subsidiaries, and nothing herein shall be construed as fixing or regulating the compensation paid to a Participant.

6.4. Right to Terminate or Amend Plan. The Company reserves the sole right to terminate the Plan at any time prior to a Change in Control and to terminate a Participation Agreement with any Participant at any time prior to a Change in Control. In the event of such termination of the Plan or a Participant’s Participation Agreement, a Participant shall be entitled only to his Account balance under the Plan as of the time of the termination of the Plan or his Participation Agreement. The Company further reserves the right in its sole discretion to amend the Plan in any respect at any time prior to a Change in Control, except that no amendment of the Plan that reduces the Account balance theretofore accrued by the Participant shall be effective. Any action pursuant to this Section 6.4 shall be taken by the Board, or any committee thereof which has been expressly authorized by the Board to take such action. Any amendment of the Plan which makes a prospective change in the future interest rate credited under the Plan will become effective not sooner than 30 days after written notice of such amendment is furnished to the Participants. The Company may not terminate or amend the Plan at any time within two years after a Change in Control. Thereafter, the Company may terminate or amend the Plan subject to the same limitations which apply prior to a Change in Control.

6.5. Eligibility. Eligibility to participate in the Plan is expressly conditional upon an Employee’s furnishing to the Company certain information and taking physical examinations and such other relevant action as may be reasonably requested by the Company. Any Employee or Participant who refuses to provide such information or to take such action shall not be enrolled as or shall cease to be a Participant under the Plan. Any Participant who commits suicide during the two-year period beginning on the date of his Participation Agreement, or who makes any material misstatement of information or nondisclosure of medical history, will not receive any benefits under the Plan, but will only be entitled to repayment in a lump sum of his Account balances with interest credited on the fixed return subaccount component at the Declared Rate which is applicable for each Plan Year.

6.6. Offset. If at the time payments or installments of payments are to be made hereunder, any Participant or his Beneficiary is indebted to the Company or its

Subsidiaries, then the payments remaining to be made to the Participant or his Beneficiary may, at the discretion of the Committee, be reduced by the amount of such indebtedness; provided, however, that an election by the Committee not to reduce any such payment or payments shall not constitute a waiver of any claim for such indebtedness.

6.7. Arbitration. Any controversy or claim arising out of or relating to this Plan or any Participation Agreement, or the breach thereof, shall be settled by arbitration in accordance with the Commercial Arbitration Rules of the American Arbitration Association, and judgment upon the award rendered by the arbitrator(s) may be entered in any court having jurisdiction thereof. The arbitration shall occur in Alameda or San Francisco County in California. The fees and expenses of any arbitration shall be awarded by the arbitrator(s).

Section 7. Miscellaneous

7.1. Nonassignability. Neither a Participant nor any other person shall have any right to commute, sell, assign, transfer, pledge, anticipate, mortgage or otherwise encumber, transfer, hypothecate or convey in advance of actual receipt the amounts, if any, payable hereunder, or any part thereof or interest therein, which are, and all rights to which are, expressly declared to be unassignable and non-transferable. No part of the amounts payable shall, prior to actual payment, be subject to seizure or sequestration for the payment of any debts, judgments, alimony or separate maintenance owed by a Participant or any other person, nor be transferable by operation of law in the event of a Participant’s or any person’s bankruptcy or insolvency.

7.2. Gender and Number. Wherever appropriate herein, the masculine may mean the feminine and the singular may mean the plural or vice-versa.

7.3. Notice. Any notice required or permitted to be given to the Committee under the Plan shall be sufficient if in writing and hand-delivered, or sent by registered or certified mail, to the principal office of the Company, directed to the attention of Corporate Human Resources. Such notice shall be deemed given as of the date of delivery or, if delivery is made by mail, as of the date shown on the postmark or on the receipt for registration or certification.

7.4. Validity. In the event any provision of this Plan is held invalid, void or unenforceable, the same shall not affect, in any respect whatsoever, the validity of any other provision of this Plan.

7.5. Applicable Law. This Plan shall be governed and construed in accordance with the laws of the State of California.

7.6. Successors in Interest. This Plan shall inure to the benefit of, be binding upon, and be enforceable by, any corporate successor to the Company or successor to substantially all of the assets of the Company.

7.7. No Representation on Tax Matters. The Company makes no representation to Participants regarding current or future income tax ramifications of the Plan.

To be effective as of January 1, 2003, in Fremont, California, as an amendment and restatement of the Plan.

LAM RESEARCH CORPORATION

By	/s/ Jack R. Harris
	Its	Chairman

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